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                                 April 27, 2005

VIA Edgar

Christian T. Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  GAM Funds,  Inc.  (File Nos.  2-92136 and 811-4062) - Response to
               SEC Comments on Post-Effective Amendment No. 42

Dear Mr. Sandoe:

We are responding to your comments,  provided, on your behalf by Chad Eskildsen, via  telephone  on April  11,  2005 to  Post-Effective  Amendment  No. 42 to the
Registration  Statement of GAM Funds, Inc. (the "Registrant")  filed on February
25, 2005. Set forth below, we have briefly  summarized each of your comments and our response  follows  immediately  thereafter.  Please note that we  previously filed on April 22, 2005 a letter responding to your comments.  However,  we have since decided to revise  certain  disclosures in the  Registrant's  Registration
Statement  and as a result,  are filing this revised  letter  responding to your comments.

In connection with our responses to your comments, we acknowledge,  on behalf of the Registrant, that:

o    The  Registrant  is  responsible  for  the  adequacy  and  accuracy  of the disclosure in the filing;
o    Staff  comments or changes to disclosure  in response to staff  comments in the filing  reviewed  by the staff do not  foreclose  the  Commission  from taking any action with respect to the filing; and
o    The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General Comment

1.   Pursuant  to  SEC  Press  Release  2004-89  (June  24,  2004),   all  EDGAR
     correspondence  should  include  a "Tandy  letter"  that  includes  certain acknowledgements.

     Response:  The acknowledgements  required in a Tandy letter are included as the second paragraph of this response letter.

Prospectus Comments

2.   GAM International  Equity indicates that it will invest in stocks issued in at least three different  countries.  Please address how this complies with footnote 42 of the Names Rule Release.

     Response:  Footnote 42 of the Names Rule  Release  notes that the SEC staff expects  that a fund that uses the term  "International"  in its name would invest its assets in investments that are tied  economically to a number of countries  throughout  the world.  However,  the footnote  does not provide insight into what  constitutes  "a number of different  countries" nor does there  appear to be any other  interpretations  on this issue  other than a
     Staff issued Generic  Comment Letter (pub.  avail.  Jan. 3, 1991).  In that
     Generic Comment Letter,  the Staff  indicated that "an  international  fund should  have a policy  requiring  investment  in at least  three  different countries outside the United States." GAM International  Equity's principal investment strategy was drafted in reliance on that Generic Comment Letter.
     Furthermore,  footnote 43 to the Names Rule  Release  notes with respect to funds  that are not  subject  to the  Names  Rule  (Rule  35d-1  under  the
     Investment  Company  Act of 1940) that "an  investment  company may use any reasonable  definition  of the terms used in its name and should define the terms  used  in its  name  in  discussing  its  investment  objectives  and strategies in the prospectus." We believe that we have accomplished this by explicitly indicating that GAM International Equity will invest in at least three  countries  other than the United  States.  Finally,  as a  practical matter,  it is important to note that the Fund is generally  invested in at least ten countries at any given time.

3.   Since  Small/Mid-Cap  Risk is  listed as a  principal  risk for each of GAM
     European Equity,  GAM  Asia-Pacific  Equity and GAM  International  Equity,
     disclosure  regarding  small and mid-cap  investing  should be added to the
     "Principal Investment Strategy" section.

     Response:  The risk disclosure related to Small/Mid-Cap Risk has been moved to the Non-Principal Risks section because small/mid-cap investing is not a principal strategy for any of these Funds.

4.   Since  "Focus  Investing"  is  listed as a  principal  risk for each of GAM
     European Equity,  GAM  Asia-Pacific  Equity and GAM  International  Equity,
     disclosure  regarding  investing in a limited  number of issuers  should be added to the "Principal Investment Strategy" section.

     Response:  In  response  to your  comments,  we have  added  the  following sentences  to the  principal  investment  strategy for each of the affected funds:

     For GAM International Equity: "Typically, the Fund will invest in 60 to 100 securities, which are mainly equities."

     For GAM Asia-Pacific Equity:  "Typically,  the Fund will invest in 50 to 70 securities, which are mainly equities."

     For "GAM  European  Equity:  "Typically,  the Fund will invest in 80 to 120 securities, which are mainly equities."

     Please note that the Focus  Investing  Risk  description  for GAM  European
     Equity  has been  revised  slightly  to  indicate  that the Fund  typically invests in less than 120 securities instead of 100.

5.   For all fee tables,  you have requested  that the lines  entitled  "Maximum
     Front-End  Sales  Charge" and "Maximum  Deferred  Sales Charge" be indented under the line entitled "Maximum Sales Charge."

     Response:  The typeset  version of the  prospectus  will include the change referenced above in all fee tables.

6.   The fee waiver line in the fee table for GAM Asia-Pacific  Equity should be eliminated  if the prior  contractual  waiver will not be in effect for the upcoming fiscal year.

     Response:  There is no longer a contractual  fee waiver for this fund. As a result,  the fee waiver  line has been  eliminated  from the fee table.  In addition,  we have  replaced  the prior  footnote to the fee table with the following new language:

     "The Investment  Adviser has  voluntarily  agreed to waive a portion of its advisory fee in the amount of 0.10% per annum during fiscal year 2005. As a result of this voluntary fee waiver, the total fund operating expenses paid by Class A, Class B and Class C Shares are expected to be 2.87%,  3.72% and
     4.83%, respectively."

7.   Since  "Derivative  Instruments" risk is listed as a principal risk for GAM
     Gabelli   Long/Short,   disclosure   regarding   investing  in   derivative
     instruments should be added to the "Principal Investment Strategy" section.

     Response:  The risk disclosure  related to Derivative  Instruments Risk has been  moved  to  the  Non-Principal  Risks  section  because  investing  in derivative instruments is not a principal strategy for the fund.

8.   Please  add  dates  of  employment  for  the  various   portfolio   manager
     biographies in a manner that is sufficient to indicate at least five year's experience.

     Response:  We have revised each portfolio manager's biography to respond to the comment above.

9.   In the fifth  paragraph  under the  section  entitled  "Frequent/Short-Term
     Trading or Market  Timing",  please  indicate  whether  the use of the word
     "may" in the first  sentence  indicates that market timing may be permitted for transactions placed through a financial intermediary.

     Response:  The use of the word "may" is not meant to  indicate  that market timing would be permitted in such  circumstances.  Rather, the use of "may"
     is  intended  to address  the fact that a Fund  cannot  always  identify or reasonably detect excessive trading for transactions placed through omnibus accounts. However, in response to your comment, we have revised this entire paragraph  to clarify the Fund's  ability to detect  excessive  trading for transactions placed through  intermediaries.  The revised paragraph appears below.

     "Investors who place transactions  through the same financial  intermediary on an omnibus  account  basis may be deemed part of a group for the purpose of this  policy and their  orders may be  rejected in whole or in part by a
     Fund.  The Funds,  however,  cannot  always  identify  or detect  excessive trading  that  may be  facilitated  by  financial  intermediaries  or  made difficult  to  identify  through  the  use of  omnibus  accounts  by  those intermediaries  that transmit  purchase,  exchange and redemption orders to the Funds, and thus the Funds may have difficulty curtailing such activity.
     Transactions  accepted by your financial  intermediary  and determined by a
     Fund's  principal  underwriter  to constitute  market timing are not deemed accepted by a Fund and may be  cancelled  or revoked by the Fund within one business day of the Fund's determination that the transaction violates this policy.  Some  investors  own their  shares in the  Funds  through  omnibus accounts at a financial institution.  In such cases, the Funds may not know the identity of individual  beneficial owners of the Funds' shares, and may not be  able  to  charge  a  redemption  fee to  the  individuals  actually redeeming Fund shares. However, the Company reviews all trading activity on behalf of omnibus accounts.  If any abuses are suspected,  the Company will contact the  intermediary  to determine  whether the Funds' policy has been violated and if so, to take  appropriate  action to deter future  abuses of the policy. The Funds' ability to impose restrictions and deter abuses with respect to  accounts  traded  through  particular  intermediaries  may vary depending on the systems  capabilities,  applicable  contractual  and legal restrictions and cooperation of those intermediaries."

10.  In the fifth  paragraph  under the  section  entitled  "Frequent/Short-Term
     Trading or Market  Timing",  the  second  sentence  indicates  transactions accepted  by a financial  intermediary  that are  determined  by the Fund's principal  underwriter to constitute  market timing may be cancelled by the
     Fund. In what timeframe would the transaction be cancelled?

     Response: The transaction would be cancelled within one business day of the
     Fund's  determination  that the  transaction  violates  the  market  timing policy.  See the  revised  disclosure  for this  paragraph  included in the response to Question 9 above.

11.  You  indicate  that  the  second   paragraph  under  the  section  entitled
     "Redemption Fees" is confusing and should be clarified.

     Response: The paragraph has been revised and now reads as follows:

     "Redemption fees are not charged for transactions in the Funds if the Funds are held in an  account  being  managed  by GAM on a  discretionary  basis.
     Market  timing  activities  with respect to these  accounts are  prohibited unless the  activity  is part of an asset  allocation  adjustment  effected across applicable discretionary managed accounts."

12.  Explain  supplementally  why a 1% redemption fee is charged only on Class A
     Shares and not all classes of shares.

     Response:  A redemption  fee is not assessed on the other classes of shares because those classes currently charge a contingent deferred sales charge.

SAI Comments

13.  In the section entitled  "Disclosure of Portfolio  Holdings," you indicated
     that  the  disclosure  should  address  the  following:   (a)  whether  any
     compensation  is  received by the Fund for  release of  portfolio  holdings information;  (b) the Board's oversight role in ensuring that the policy is being  followed;  (c) the procedures  used to ensure that the disclosure of portfolio  holdings  information  is in the best interests of the Fund; (d)
     who is  authorized  to release  portfolio  holdings  information;  (e) list current ongoing  relationships to release portfolio  holdings  information:
     and (f) explain who in  "Compliance"  has authority to make decisions under the policy.

     Response:  The entire  section  has been  revised  to  address  all of your comments above. The revised section appears below.

     "The Board of Directors has adopted  policies and procedures  regarding the disclosure of portfolio  holdings  information  to protect the interests of
     Fund shareholders and to address potential conflicts of interest that could arise between the interests of Fund  shareholders  and the interests of the
     Investment  Advisers,  principal  underwriter or affiliated  persons of the
     Investment  Advisers or principal  underwriter.  The Funds'  overall policy with  respect  to the  release of  portfolio  holdings  is to release  such information consistent with applicable legal requirements and the fiduciary duties owed to shareholders.  Subject to the limited  exceptions  described below, the Funds will not make available to anyone  non-public  information
     with  respect  to  their  portfolio  holdings,   until  such  time  as  the
     information is made available to all shareholders or the general public.

     These policies and procedures also are applicable to the Funds'  respective
     Investment  Advisers and their agents.  Pursuant to the policy,  the Funds, their Investment Advisers and their agents are obligated to:

o    Act in the best interests of Fund shareholders by protecting non-public and potentially material portfolio holdings information;
o    Ensure that  portfolio  holdings  information  is not provided to a favored group of clients or potential clients; and
o    Adopt  such  safeguards  and  controls  governing  the  release  of  client information so that no client or group of clients is unfairly disadvantaged as a result of such release.

     Pursuant to this policy,  only the Funds' top 10 holdings are  disclosed in marketing and other material.  For certain Funds, the disclosure is limited to fewer than 10 holdings.  Any requests  for  departures  from this policy from clients, or from other third parties, must be authorized by either the
     Chief Compliance Officer or General Counsel. In certain jurisdictions it is prohibited  by law to  make  available  to  some  shareholders  the  Funds'
     underlying  portfolio  positions unless all  shareholders  receive the same information. Providing such information to selected recipients could assist a person or entity in late  trading of the  Funds'  shares or allow them to engage in other  detrimental  trading  techniques  such as front running or short selling of the portfolio securities in the Funds.

     There are general and other limited  exceptions to this prohibition.  Third parties  that  provide  services  to the  Funds,  such as  trade  execution
     measurement  and  reporting  systems,   personal   securities   transaction
     monitoring,   proxy   voting,   the   Funds'   custodians,   administrator,
     accountants/auditors and executing brokers, may also receive or have access to nonpublic Fund portfolio holdings information.  These parties, either by explicit  agreement or by virtue of their duties,  are required to maintain confidentiality  and are required not to trade on such  information.  Other recipients of nonpublic portfolio holdings information include fund ranking and rating organizations such as Lipper,  Inc.,  Morningstar and Standard &
     Poor's. In addition, the Investment Advisers and certain of their personnel have access to the Funds'  portfolio  holdings  in the course of  providing advisory  services  to the Funds.  No Fund or  affiliated  entity  receives compensation  or other  consideration  by virtue of  disclosure of a Fund's portfolio holdings.

     Nonpublic  portfolio  information  may also be  disclosed  to  other  third parties  provided a valid  exception  is approved  by the Chief  Compliance
     Officer or  General  Counsel  and proper  undertakings  are  obtained  with respect to confidentiality and limited scope of use of the information.

     The  Investment  Advisers'  compliance  staff conduct  periodic  reviews of compliance with the policy and, as appropriate, the Funds' Chief Compliance
     Officer will report to the Board of Directors  regarding  the  operation of the policy, any material changes recommended as a result of such review and any material exceptions that have been granted under the policy,  including an  explanation  of the  legitimate  business  purpose that was served as a result of any such exception.

     The Funds also disclose their complete  portfolio holdings quarterly to the
     SEC using  Form N-Q within 60 days of the first and third  quarter  ends of the Funds'  fiscal year and on Form N-CSR on the second and fourth  quarter ends of the Funds'  fiscal  year.  Form N-Q is not required to be mailed to
     shareholders,   but  is  made  public  through  SEC   electronic   filings.
     Shareholders  receive either  complete  portfolio  holdings  information or summaries of Fund  portfolio  holdings  with their  annual and  semi-annual reports."

14.  Regarding  the approval of the  advisory  agreement at the November 9, 2004 meeting, please revise the disclosure related to the Board's considerations and  conclusions  in a  manner  that  satisfies  the  requirements  of Item
     12(b)(10) of Form N-1A.

     Response:  We have  revised  the  entire  paragraph  related  to that Board meeting in response to your comment. The revised paragraph appears below.

     "At the November 9, 2004 meeting of the Board of Directors,  the Directors, including all Independent  Directors,  approved until December 31, 2004 the continuation  of the GIML  Contract,  GAM USA Contract  and the  Investment
     Advisory  Agreements  for GAM Gabelli  Long/Short  (each a  "Contract"  and collectively, the "Contracts") for the respective Funds with the Investment
     Advisers or  Co-Investment  Advisers,  as applicable  (for purposes of this section,  the term Investment  Adviser includes each Investment Adviser and
     Co-Investment  Adviser),  so  that  the  Directors  would  have  a  greater opportunity  to review the  materials  previously  provided to them and any additional information requested prior to a subsequent December meeting. At the  December  14, 2004 meeting of the Board of  Directors,  the  Directors unanimously  approved,  for a period of one year, the  continuation  of the
     Contracts.  In approving the  continuation  of the Contracts,  the Board of
     Directors,  considered  a number of  factors,  including:  (i) the  nature, extent and quality of services  provided by the Investment  Adviser to each respective  Fund;  (ii) the  performance  of the Funds  and the  Investment
     Advisers;   (iii)  the  Investment  Advisers'  cost  and  profitability  in providing  services  to the  Funds;  (iv)  any  ancillary  benefits  to the
     Investment  Adviser and its affiliates in connection with the  relationship with the Fund; and (v) the fees and expenses borne by each Fund.

     When considering the nature, extent and quality of the services provided by the  Investment  Adviser to a Fund,  the Board of  Directors  reviewed  the scope,  depth  and  experience  of  the  organization  and  the  investment professionals  currently  providing  management  services  to the Fund.  In addition,  the  Board  of  Directors  took  into  account  each  Investment
     Adviser's portfolio management process.

     The  Board  of  Directors   reviewed   each  Fund's   recent  and  historic
     performance,  investment  strategy,  philosophy and process.  The Directors expressed concern regarding the  underperformance of GAMerica,  GAM America
     Focus Equity and GAM  International  Equity  (acknowledging  that since the measurement  time  period  approved by the Board of  Directors  for the new portfolio  manager of GAM International  Equity,  the Fund has outperformed its  benchmark)  relative  to their  respective  peer  group.  The Board of
     Directors  also  considered  the  experience  of  the  portfolio  managers, investment  processes,  historic  performance  of the Funds,  the voluntary advisory fee waiver  provisions  for fiscal 2005 and the revised  permanent advisory  fee  schedules  with  respect to each Fund other than GAM Gabelli
     Long/Short  that were agreed to by the  Investment  Advisers in response to the Directors'  concerns,  and the  representations of senior management of
     GAM USA and GIML to continue  to closely  monitor  the  performance  of the
     Funds.

     The Board of Directors reviewed  information provided regarding the overall costs of services and profitability of GAM USA and GIML with respect to the
     Funds,  advisory fees paid by other clients of these  Investment  Advisers, the advisory fees charged by each Investment  Adviser to a Fund compared to the fees charged the funds in its peer group for comparable  services,  the expenses  incurred  by the  Investment  Adviser  with  respect  to the Fund compared to comparable  funds and any additional  benefits  received by the
     Investment  Adviser (or its  affiliates)  in connection  with providing its services. The Board of Directors also considered the financial condition of each  Investment  Adviser.  The Board of  Directors  noted that each Fund's actual total  expenses were above the median  levels of its peer group.  In considering  the fees  charged by GAM USA and GIML,  the Board of Directors took into account the voluntary  fee waiver for 2005,  the new advisory fee schedule  (which  reduces  the  advisory  fee  charged by these  Investment
     Advisers if the Funds reached  specified  asset levels,  which could enable
     Fund  shareholders  to  participate  in  economies  of scale as a result of future growth in Fund assets), the fact that the Investment Advisers have a policy to not engage in "soft  dollar"  arrangements  to obtain third party research  from brokers,  the proposed plan to close certain share  classes, and the  representations  of  management of GAM USA and GIML to continue to closely  monitor  Fund costs.  The Board of  Directors  concluded  that the advisory  fees to be paid by the Funds are  reasonable  in  relation to the services  provided by the  Investment  Advisers and the costs  incurred and benefits to be gained by the  Investment  Advisers and their  affiliates in providing such services.

     The Board of Directors  also  reviewed a memorandum of legal counsel to the
     Independent  Directors  regarding  their  fiduciary  duties relative to the approval  of the  continuation  of  each  Contract.  After  requesting  and reviewing  such  materials as it deemed  necessary,  the Board of Directors concluded  that the advisory fees of each Fund as modified are  reasonable.
     The Board of Directors,  including all the Independent Directors, therefore concluded that, after considering all relevant factors, the continuation of the respective Contract for each Fund was in the best interests of the Fund and its shareholders."

                                      * * *

Should you have any  questions or concerns  regarding  any of the above,  please contact me at (202) 419-8417.

                                                     Best Regards,

                                                     /s/  Prufesh R. Modhera

                                                     Prufesh R. Modhera, Esq.

cc:      Kenneth Dursht
         Susan A. Sorrentino-Carabello